 United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

March 5, 2021

Date of Report (Date of earliest event reported)

NewHold Investment Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39417	84-4473840
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

12141 Wickchester Ln., Suite 325 Houston, TX	77029
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 653-0153

950 McCarty Street, Building A

Houston, TX

 (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	NHIC	The Nasdaq Stock Market LLC
Warrants	NHICW	The Nasdaq Stock Market LLC
Units	NHICU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Merger Agreement

On March 5, 2021, NewHold Investment Corp., a Delaware corporation (“NewHold”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among NewHold, NHIC Sub Inc., a Delaware corporation and a wholly owned subsidiary of NewHold (“Merger Sub”), and Evolv Technologies, Inc. dba Evolv Technology, Inc., a Delaware corporation (“Evolv”). Pursuant to the terms of the Merger Agreement, a business combination between NewHold and Evolv will be effected through the merger of Merger Sub with and into Evolv, with Evolv surviving the merger as a wholly owned subsidiary of NewHold (the “Merger”). The Board of Directors of NewHold (the “Board”) has unanimously (i) approved and declared advisable the Merger Agreement, the Merger and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related matters by the stockholders of NewHold.

Treatment of Evolv Securities

Preferred Stock. Immediately prior to the effective time of the Merger (the “Effective Time”) and subject to the consent of the holders of Evolv’s preferred stock, par value $0.001 per share (, the “Evolv Preferred Stock”), each issued and outstanding share of Evolv Preferred Stock shall be converted into shares of the common stock, par value $0.001 per share, of Evolv (the “Evolv Common Stock”) at the then-applicable conversion rates.

Convertible Notes. Immediately prior to the Effective Time, each issued and outstanding convertible promissory note of Evolv (the “Evolv Convertible Notes”) will be automatically converted into shares of Evolv Common Stock in accordance with the then-applicable conversion rates.

Warrants. With the exception of a warrant to purchase 6,756,653 shares of Evolv Common Stock (the “Finback Warrant”), immediately prior to the Effective Time, Evolv shall cause each outstanding warrant to purchase shares of Evolv capital stock to be exercised in full on a cash or cashless basis or terminated without exercise. With respect to the Finback Warrant, the portion that is vested immediately prior to the Effective Time shall be either exercised in full on a cash or cashless basis or terminated as of the Effective Time, while the portion that is unvested as of immediately prior to the Effective Time shall be automatically converted into a warrant to purchase shares of the Class A common stock, par value $0.0001 per share, of NewHold (the “NewHold Common Stock”), proportionately adjusted for the Exchange Ratio (as defined below). All Evolv warrants that are converted into shares of Evolv Common Stock are hereafter referred to as the “Evolv Warrants.”

Common Stock. At the Effective Time, each share of Evolv Common Stock (including shares outstanding as a result of the conversion of the Evolv Preferred Stock, the Evolv Convertible Notes and the Evolv Warrants but excluding shares the holders of which perfect rights of appraisal under Delaware law) will be converted into the right to receive such number of shares of NewHold Common Stock equal to the Exchange Ratio and a number of Earn-Out Shares (as defined below). The Exchange Ratio is defined in the Merger Agreement to be 125,000,000 divided by the number of outstanding shares of Evolv Common Stock and options to purchase shares of Evolv Common Stock as of immediately prior to the Effective Time, after giving effect to the conversion of the Evolv Preferred Stock, Evolv Convertible Notes and Evolv Warrants and as further adjusted pursuant to the Merger Agreement.

Stock Options. At the Effective Time, each outstanding option to purchase shares of Evolv Common Stock shall be converted into an option to purchase shares of NewHold Common Stock equal to the number of shares subject to such option prior to the Effective Time multiplied by the Exchange Ratio, with the per share exercise price equal to the exercise price prior to the Effective Time divided by the Exchange Ratio.

Earn-Out Shares. Following the closing of the merger, former holders of shares of Evolv Common Stock (including shares received as a result of the Evolv Preferred Stock conversion, Evolv Convertible Notes conversion and Evolv Warrants conversion), former holders of Evolv stock options shall be entitled to receive their pro rata share of up to 15,000,000 additional shares of NewHold Common Stock (the “Earn-Out Shares”) if, within a five- year period following the signing date of the Merger Agreement, the closing share price of the NewHold Common Stock equals or exceeds any of three thresholds over any 20 trading days within a 30-day trading period (each, a “Triggering Event”) and, in respect of a former holder of Evolv stock options, the holder continues to provide services to NewHold or one of its subsidiaries at the time of such Triggering Event.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (a) entity organization, good standing and qualification, (b) capital structure, (c) authorization to enter into the Merger Agreement, (d) compliance with laws and permits, (e) taxes, (f) financial statements and internal controls, (g) real and personal property, (h) material contracts, (i) environmental matters, (j) absence of changes, (k) employee matters, (l) litigation, and (m) brokers and finders.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Merger and efforts to satisfy conditions to consummation of the Merger. The Merger Agreement also contains additional covenants of the parties, including, among others, covenants providing for NewHold and Evolv to use reasonable best efforts to cooperate in the preparation of the Registration Statement and Proxy Statement (as each such term is defined in the Merger Agreement) required to be filed in connection with the Merger and to obtain all requisite approvals of their respective stockholders including, in the case of NewHold, approvals of the restated certificate of incorporation, the share issuance under Nasdaq rules and the omnibus incentive plan. NewHold has also agreed to include in the Proxy Statement the recommendation of its board that stockholders approve all of the proposals to be presented at the special meeting.

NewHold Omnibus Incentive Plan

NewHold has agreed to approve and adopt an omnibus incentive plan (the “Incentive Plan”) and employee stock purchase plan (the “ESPP”), in each case to be effective as of the Closing and in a form mutually acceptable to NewHold and Evolv. The Incentive Plan shall provide for an initial aggregate share reserve equal to 10.00% of the number of shares of NewHold Common Stock on a fully diluted basis at the Closing. The ESPP shall provide for an initial aggregate share reserve equal to 1.50% of the number of shares of NewHold Common Stock on a fully diluted basis at the Closing. Subject to approval of the Incentive Plan and the ESPP by the NewHold’s stockholders, NewHold has agreed to file an effective Form S-8 Registration Statement with the SEC following the Effective Time with respect to the shares of NewHold Common Stock issuable under the Incentive Plan and ESPP.

Non-Solicitation Restrictions

Each of NewHold and Evolv has agreed that from the date of the Merger Agreement to the Effective Time or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, it will not initiate any negotiations with any party, or provide non-public information or data concerning it or its subsidiaries to any party relating to an Acquisition Proposal or Alternative Transaction (as such terms are defined in the Merger Agreement) or enter into any agreement relating to such a proposal. Each of NewHold and Evolv has also agreed to use its reasonable best efforts to prevent any of its representatives from doing the same.

Conditions to Closing

The consummation of the Merger is conditioned upon, among other things, (i) receipt of the NewHold stockholder approval, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions, (iv) the effectiveness of the Registration Statement under the Securities Act, (v) NewHold having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), (vi) solely with respect to NewHold, (A) the representations and warranties of Evolv being true and correct to applicable standards applicable and each of the covenants of Evolv having been performed or complied with in all material respects and (B) the approval of the conversion of the convertible notes and warrant settlement and (vii) solely with respect to Evolv, (A) the representations and warranties of NewHold being true and correct to applicable standards applicable and each of the covenants of NewHold having been performed or complied with in all material respects (B) the receipt of the approval for listing by Nasdaq of the shares of NewHold Common Stock to be issued in connection with the transactions contemplated by the Merger Agreement, (C) the effective resignations of certain directors and executive officers of NewHold, (D) the amount of Closing Parent Cash (as defined in the Merger Agreement) being equal to or exceeding $200,000,000 and (E) the formation and funding of a public benefit corporation as a wholly owned subsidiary of NewHold.

Termination

The Merger Agreement may be terminated at any time prior to the Effective Time as follows:

(i) by mutual written consent of NewHold and Evolv;

(ii) by either NewHold or Evolv if the other party has breached any of its covenants or representations and warranties such that closing conditions would not be satisfied at the Closing (subject to a 30-day cure period);

(iii) by either NewHold or Evolv if the transactions are not consummated on or before September 6, 2021, provided that the failure to consummate the transaction by that date is not due to a material breach by the party seeking to terminate and which such breach is the proximate cause for the conditions to close not being satisfied;

(iv) by either NewHold or Evolv if a governmental entity shall have issued a law or final, non-appealable governmental order, rule or regulation permanently enjoining or prohibiting the consummation of the Merger, provided that, the party seeking to terminate cannot have breached its obligations under the Merger Agreement and such breach has proximately contributed to the governmental action;

(v) by either NewHold or Evolv if the other party has breached its representations, warranties, covenants or agreements in the Merger Agreement such that the conditions to closing cannot be satisfied and such breach cannot be cured by September 6, 2021 provided that the party seeking to breach is not itself in breach of the Merger Agreement;

(vi) by written notice from NewHold to Evolv if the Evolv stockholders do not approve the merger agreement due to the failure of Evolv to hold a stockholder vote; or

(vii) by written notice from Evolv to NewHold if the NewHold board shall have publicly withdrawn, modified or changed in an adverse manner its recommendation to vote in favor of the merger and other proposals.

The Merger Agreement and other agreements described below have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about NewHold, Evolv or the other parties thereto. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure letters prepared in connection with the execution and delivery of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about NewHold, Evolv or the other parties thereto at the time they were made or otherwise and should only be read in conjunction with the other information that NewHold makes publicly available in reports, statements and other documents filed with the SEC. NewHold and Evolv investors and securityholders are not third-party beneficiaries under the Merger Agreement.

Certain Related Agreements

Sponsor Support Agreement. In connection with the execution of the Merger Agreement, NewHold Industrial Technology Holdings LLC (the “Sponsor”) entered into a support agreement (the “Support Agreement”) with Evolv pursuant to which to which the Sponsor has agreed to vote all shares of NewHold Common Stock beneficially owned by it in favor of the Merger.

Amended and Restated Insider Letter Agreement. In connection with the execution of the Merger Agreement, NewHold, the Sponsor, members of NewHold’s Board and certain other individuals (collectively, the “Insiders”) who hold Class B common shares of NewHold (the “Founder Shares”) and Evolv entered into an amended and restated insider letter agreement (the “Letter Agreement”), which provides, among other things, that the certain Founder Shares (and any shares of NewHold Common Stock issuable upon conversion thereof) shall be subject to certain share-performance-based vesting provisions described below. Fifty percent of the Founder Shares shall vest at the closing of the Merger, 25% of the Founder Shares shall vest on or before the fifth anniversary of the Closing if the closing share price of the Common Stock equals or exceeds $12.50 over any 20 trading days within a 30-day trading period and the remaining 25% will vest on or before the fifth anniversary of the Closing if the closing share price of the Common Stock equals or exceeds $15.00 over any 20 trading days within any 30-day trading period. Further, the Sponsor and the Insiders have agreed, subject to exceptions, not to transfer any unvested Founder Shares prior to the date such securities become vested. The Letter Agreement also provides that neither the Sponsor nor the Insiders will redeem any shares of NewHold Common Stock owned by such persons in connection with the Merger.

Subscription Agreements. In connection with the execution of the Merger Agreement, NewHold entered into subscription agreements (collectively, the “Subscription Agreements”) with certain parties subscribing for shares of NewHold Common Stock (the “Subscribers”) pursuant to which the Subscribers have agreed to purchase, and NewHold has agreed to sell to the Subscribers, an aggregate of 30,000,000 shares of NewHold Common Stock, for a purchase price of $10.00 per share and an aggregate purchase price of $300,000,000. The obligations to consummate the transactions contemplated by the Subscription Agreements are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement.

Registration Rights Agreement. In connection with the Closing, Evolv, NewHold and certain stockholders of each of Evolv and NewHold who will receive shares of NewHold Common Stock pursuant to the Merger Agreement, will enter into a registration rights agreement (“Registration Rights Agreement”) mutually agreeable to NewHold and Evolv, which will become effective upon the consummation of the Merger.

Stockholder Agreement. In connection with the execution of the Merger Agreement, NewHold and Motorola Solutions, Inc. (“Motorola”), an existing stockholder of Evolv, entered into a Stockholder Agreement (the “Stockholder Agreement”) pursuant to which NewHold agreed to nominate an individual designated by Motorola to the Board of Directors of the combined company, effective as of immediately prior to the Closing. Such designee will continue to be nominated at each subsequent stockholder meeting up until the expiration or termination of the Distributor Agreement, dated December 23, 2020 and amended on March 4, 2021, by and between Evolv and Motorola.

Indemnification Agreements. In connection with the Closing, NewHold has agreed to enter into customary indemnification agreements, in form and substance reasonably acceptable to NewHold and Evolv, with the individuals who will be nominated and, subject to stockholder approval, elected to NewHold’s board of directors effective as of the Closing.

The foregoing descriptions of agreements and the transactions and documents contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the Merger Agreement, Support Agreement, Amended and Restated Insider Letter Agreement, form of Subscription Agreement and Stockholder Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibit 2.1, Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3 and 10.4, respectively, and the terms of which are incorporated by reference herein.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth above in Item 1.01 of this Report under the heading “Subscription Agreements/PIPE” is incorporated by reference herein. The shares of NewHold Common Stock to be issued in connection with the Subscriptions and the transactions contemplated thereby will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure.

On March 8, 2021, NewHold and Evolv issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is furnished hereto as Exhibit 99.1.

Furnished as Exhibits 99.2 and 99.3 hereto are the investor presentation that will be used by NewHold and Evolv in connection with the Merger and the script for the investor call.

The information in this Item 7.01 and Exhibits 99.1, 99.2 and 99.3, attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between NewHold and Evolv. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. NewHold intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of NewHold, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all NewHold stockholders. NewHold also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of NewHold are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by NewHold through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

NewHold and Evolv and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NewHold’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of NewHold and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
2.1*	Agreement and Plan of Merger dated as of March 5, 2021, by and among NewHold Investment Corp., NHIC Sub Inc. and Evolv Technologies, Inc.
10.1	Sponsor Support Agreement dated as of March 5, 2021 by and among NewHold Industrial Technology Holdings LLC, Evolv Technologies, Inc. and NewHold Investment Corp.
10.2	Letter Agreement dated as of March 5, 2021 by and among NewHold Industrial Technology Holdings LLC, Evolv Technologies, Inc., NewHold Investment Corp. and certain other parties thereto
10.3	Form of Subscription Agreement
10.4	Stockholder Agreement dated as of March 5, 2021 by and between NewHold Investment Corp. and Motorola Solutions, Inc.
99.1	Press Release issued by NewHold and Evolv on March 8, 2021
99.2	Investor Presentation dated March 8, 2021
99.3	Script for Investor Call

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). NewHold agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 8, 2021

NEWHOLD INVESTMENT CORP.

By:	/s/ Kevin M. Charlton
Name:	Kevin M. Charlton
Title:	Chief Executive Officer